UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-40461

monday.com Ltd.

(Translation of registrant’s name into English)

6 Yitzhak Sadeh Street,

Tel Aviv, 6777506 Israel

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

SUPPLEMENTAL PROXY DISCLOSURE

On July 17, 2026, monday.com Ltd. (the “Company”) issued supplemental disclosure relating to the Company’s proxy statement, dated July 2, 2026 (the “Proxy Statement”), furnished to the Securities and Exchange Commission (the “SEC”) as an exhibit to the Company’s Report on Form 6-K on July 2, 2026, in connection with the Company’s 2026 Annual General Meeting of Shareholders to be held on August 6, 2026 (the “Meeting”). The supplemental disclosure is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The supplemental disclosure does not amend or modify any of the proposals to be voted on at the Meeting nor the date of the Meeting or its record date, and no action is required by shareholders who have already voted. Proxies already submitted remain valid and will be voted at the Meeting unless properly revoked or changed in the manner described in the Proxy Statement.

The Supplement to Proxy Statement is furnished with this report of foreign private issuer on Form 6-K (this “Form 6-K”) as Exhibit 99.1.

This Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-256964, 333-263614, 333-270515, 333-277913, 333-285845 and 333-294271) and Form F-3 (File No. 333-277915).

EXHIBIT INDEX

Exhibit No. Description

99.1	Supplement to Proxy Statement for the 2026 Annual General Meeting of Shareholders, dated July 17, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MONDAY.COM LTD.

By:	/s/ Shiran Nawi
Name: Shiran Nawi
Title: Chief People and Legal Officer

Date: July 17, 2026